Exhibit 99.1

17 Education & Technology Group Inc. Announces Fourth Quarter and

Fiscal Year 2025 Unaudited Financial Results

BEIJING, China, March 25, 2025 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2025.

Fourth Quarter 2025 Highlights1

•
Net revenues were RMB38.9 million (US$5.6 million), compared with net revenues of RMB36.6 million in the fourth quarter of 2024.
•
Gross margin was 46.1%, compared with 33.6% in the fourth quarter of 2024.
•
Net loss was RMB53.0 million (US$7.6 million), compared with net loss of RMB63.7 million in the fourth quarter of 2024.
•
Net loss as a percentage of net revenues was negative 136.1% in the fourth quarter of 2025, compared with negative 174.2% in the fourth quarter of 2024.
•
Adjusted net loss2 (non-GAAP), which excluded share-based compensation expenses of RMB8.9 million (US$1.3 million), was RMB44.1 million (US$6.3 million), compared with adjusted net loss (non-GAAP) of RMB40.1 million in the fourth quarter of 2024.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 113.2% in the fourth quarter of 2025, compared with negative 109.5% adjusted net loss (non-GAAP) as a percentage of net revenues in the fourth quarter of 2024.

Fiscal Year 2025 Highlights

•
Net revenues were RMB106.0 million (US$15.2 million), compared with net revenues of RMB189.2 million in 2024.
•
Gross margin was 47.8%, compared with 36.6% in 2024.
•
Net loss was RMB154.4 million (US$22.1 million), compared with net loss of RMB192.9 million in 2024.
•
Net loss as a percentage of net revenues was negative 145.6% in 2025, compared with negative 102.0% in 2024.
•
Adjusted net loss (non-GAAP), which excluded share-based compensation expenses of RMB30.8 million (US$4.4 million), was RMB123.6 million (US$17.7 million), compared with adjusted net loss (non-GAAP) of RMB131.0 million in 2024.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 116.6% in 2025, compared with negative 69.2% of adjusted net loss as a percentage of net revenues in 2024.

1	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
2	Adjusted net income (loss) represents net income (loss) excluding share-based compensation expenses.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of the Company commented, “In the fourth quarter of 2025, we continued to deliver steady progress in our core business, while successfully launching our new consumer-facing product, ‘Yiqi Aixue,’ which is closely aligned with the national ‘AI + Education’ initiative. Driven by the brand recognition and user trust we have cultivated over the past decade, our new AI membership product has achieved strong pre-sale orders and received highly positive market feedback since its launch, demonstrating its robust growth prospects in the quarters ahead.”

Ms. Sishi Zhou, Chief Financial Officer of the Company, added, “We managed to make solid business progress and achieved top-line growth on a year-over-year and quarter-on-quarter basis. Our continued focus on operational efficiency led to a reduction in net loss on a GAAP basis. In addition, fueled by the robust pre-sale demand for our new business initiatives, we generated a significant increase in free cash flow. As of quarter-end, we maintained a healthy cash balance of RMB407.0 million, underscoring the promising trajectory of our new AI-powered offerings.”

Fourth Quarter 2025 Unaudited Financial Results

Net Revenues

Net revenues for the fourth quarter of 2025 were RMB38.9 million (US$5.6 million), representing a year-over-year increase of 6.4% from RMB36.6 million in the fourth quarter of 2024. This was primarily attributable to the increase in net revenues from school-based subscription model business, which is demonstrating its recurring nature as it continues to scale.

Cost of Revenues

Cost of revenues for the fourth quarter of 2025 was RMB21.0 million (US$3.0 million), representing a year-over-year decrease of 13.6% from RMB24.3 million in the fourth quarter of 2024, which was mainly due to fewer district-level project deliveries for our teaching and learning SaaS offerings, as a result of the growing proportion of recurring revenue under subscription model that requires fewer hardware and software deliveries.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2025 was RMB17.9 million (US$2.6 million), compared with RMB12.3 million in the fourth quarter of 2024.

Gross margin for the fourth quarter of 2025 was 46.1%, compared with 33.6% in the fourth quarter of 2024, representing a 12.5 percentage points increase on a year-on-year basis. The increase was largely attributable to higher contribution from the school-based subscription business with higher margins, as well as enhanced operating leverage as our subscription model business grows.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the periods indicated (in thousands, except for percentages):

	For the three months ended December 31,
	2024		2025			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	20,183	55.2%	40,166	5,744	103.2%	99.0%
Research and development expenses	16,969	46.4%	16,327	2,335	41.9%	-3.8%
General and administrative expenses	44,206	120.8%	16,013	2,290	41.1%	-63.8%
Total operating expenses	81,358	222.4%	72,506	10,369	186.2%	-10.9%

Total operating expenses for the fourth quarter of 2025 were RMB72.5 million (US$10.4 million), including RMB8.9 million (US$1.3 million) of share-based compensation expenses, representing a year-over-year decrease of 10.9% from RMB81.4 million in the fourth quarter of 2024.

Sales and marketing expenses for the fourth quarter of 2025 were RMB40.2 million (US$5.7 million), including RMB1.7 million (US$0.2 million) of share-based compensation expenses, representing a year-over-year increase of 99.0% from RMB20.2 million in the fourth quarter of 2024. This was mainly due to increased marketing and sales work force and related expenses in support of the launch of our new AI powered consumer business.

Research and development expenses for the fourth quarter of 2025 were RMB16.3 million (US$2.3 million), including RMB2.9 million (US$0.4 million) of share-based compensation expenses, representing a year-over-year decrease of 3.8% from RMB17.0 million in the fourth quarter of 2024. The decrease was primarily due to the decrease in the share-based compensation compared with the same period last year.

General and administrative expenses for the fourth quarter of 2025 were RMB16.0 million (US$2.3 million), including RMB4.3 million (US$0.6 million) of share-based compensation expenses, representing a year-over-year decrease of 63.8% from RMB44.2 million in the fourth quarter of 2024. This was primarily due to the decrease in the share-based compensation and effect of a one-off expenses in impairment loss provision in the fourth quarter of 2024.

Loss from Operations

Loss from operations for the fourth quarter of 2025 was RMB54.6 million (US$7.8 million), compared with RMB69.1 million in the fourth quarter of 2024. Loss from operations as a percentage of net revenues for the fourth quarter of 2025 was negative 140.2%, compared with negative 188.8% in the fourth quarter of 2024.

Net Loss

Net loss for the fourth quarter of 2025 was RMB53.0 million (US$7.6 million), compared with net loss of RMB63.7 million in the fourth quarter of 2024. Net loss as a percentage of net revenues was negative 136.1% in the fourth quarter of 2025, compared with negative 174.2% in the fourth quarter of 2024.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) for the fourth quarter of 2025 was RMB44.1 million (US$6.3 million), compared with adjusted net loss (non-GAAP) of RMB40.1 million in the fourth quarter of 2024. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 113.2% in the fourth quarter of 2025, compared with negative 109.5% of adjusted net loss as a percentage of net revenues in the fourth quarter of 2024.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net income (loss) (non-GAAP).

Fiscal Year 2025 Unaudited Financial Results

Net Revenues

Net revenues in 2025 were RMB106.0 million (US$15.2 million), representing a year-over-year decrease of 44.0% from RMB189.2 million in 2024, mainly due to the reduction in net revenues from district-level projects, as we prioritize our resources on school-based projects which require longer period of revenue recognition.

Cost of Revenues

Cost of revenues in 2025 was RMB55.4 million (US$7.9 million), representing a year-over-year decrease of 53.8% from RMB120.0 million in 2024, which was largely in line with the decrease of net revenues in 2025.

Gross Profit and Gross Margin

Gross profit in 2025 was RMB50.6 million (US$7.2 million), representing a year-over-year decrease of 26.8% from RMB69.2 million in 2024.

Gross margin in 2025 was 47.8%, compared with 36.6% in 2024.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the years indicated (in thousands, except for percentages):

	For the year ended December 31,
	2024		2025			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	76,088	40.2%	83,043	11,875	78.3%	9.1%
Research and development expenses	71,997	38.1%	56,169	8,032	53.0%	-22.0%
General and administrative expenses	134,935	71.3%	74,965	10,720	70.7%	-44.4%
Total operating expenses	283,020	149.6%	214,177	30,627	202.0%	-24.3%

Total operating expenses in 2025 were RMB214.2 million (US$30.6 million), representing a year-over-year decrease of 24.3% from RMB283.0 million in 2024.

Sales and marketing expenses in 2025 were RMB83.0 million (US$11.9 million), representing a year-over-year increase of 9.1% from RMB76.1 million in 2024. This was mainly due to the increase in our marketing and sales workforce and related expenses compared to the prior year, aiming to support the promotion and commercialization of our new AI-powered consumer product.

Research and development expenses in 2025 were RMB56.2 million (US$8.0 million), representing a year-over-year decrease of 22.0% from RMB72.0 million in 2024. The decrease was primarily due to the decrease in the share-based compensation and continuous efficiency improvements in our research and development personnel and related costs.

General and administrative expenses in 2025 were RMB75.0 million (US$10.7 million), representing a year-over-year decrease of 44.4% from RMB134.9 million in 2024. The decrease was primarily due to the decrease in share-based compensation, as well as staff optimization in line with business transformation.

Loss from Operations

Loss from operations in 2025 was RMB163.6 million (US$23.4 million), compared with RMB213.8 million in 2024. Loss from operations as a percentage of net revenues in 2025 was negative 154.3%, compared with negative 113.0% in 2024.

Net Loss

Net loss in 2025 was RMB154.4 million (US$22.1 million), representing a year-over-year decrease of 20.0% from RMB192.9 million in 2024. Net loss as a percentage of net revenues was negative 145.6% in 2025, compared with negative 102.0% in 2024.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) in 2025 was RMB123.6 million (US$17.7 million), compared with adjusted net loss (non-GAAP) of RMB131.0 million in 2024.

Cash and Cash Equivalents, Restricted Cash and Term Deposit

Cash and cash equivalents, restricted cash and term deposit were RMB407.0 million (US$58.2 million) as of December 31, 2025, compared with RMB359.3 million as of December 31, 2024.

Conference Call Information

The Company will hold a conference call on Tuesday, March 24, 2026 at 9:00 p.m. U.S. Eastern Time (Wednesday, March 25, 2026 at 9:00 a.m. Beijing time) to discuss the financial results for the fourth quarter and the fiscal year of 2025.

Please note that all participants will need to preregister for the conference call participation by navigating to https://register-conf.media-server.com/register/BI0400769ebfd54d808c437511788d45d9.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net income (loss) as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure; because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months and the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China's online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms. Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	As of December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	234,144	246,448	35,242
Restricted cash	49	49	7
Term deposits	125,108	160,471	22,947
Accounts receivable	67,097	42,577	6,088
Prepaid expenses and other current assets	82,513	101,135	14,462
Total current assets	508,911	550,680	78,746
Non-current assets
Property and equipment, net	26,410	22,455	3,211
Right-of-use assets	11,768	15,003	2,145
Other non-current assets	2,428	2,385	341
TOTAL ASSETS	549,517	590,523	84,443
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	104,422	123,280	17,628
Deferred revenue and customer advances, current	40,397	165,939	23,729
Operating lease liabilities, current	6,798	4,992	714
Total current liabilities	151,617	294,211	42,071

	As of December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current	4,261	9,684	1,385
TOTAL LIABILITIES	155,878	303,895	43,456
SHAREHOLDERS' EQUITY
Class A ordinary shares	241	256	37
Class B ordinary shares	81	140	20
Treasury stock	(34)	(42)	(6)
Additional paid-in capital	11,070,615	11,126,837	1,591,117
Accumulated other comprehensive income	86,410	77,527	11,085
Accumulated deficit	(10,763,674)	(10,918,090)	(1,561,266)
TOTAL SHAREHOLDERS' EQUITY	393,639	286,628	40,987
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	549,517	590,523	84,443

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the three months ended December 31,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	36,593	38,937	5,568
Cost of revenues	(24,309)	(21,002)	(3,003)
Gross profit	12,284	17,935	2,565
Operating expenses (Note 1)
Sales and marketing expenses	(20,183)	(40,166)	(5,744)
Research and development expenses	(16,969)	(16,327)	(2,335)
General and administrative expenses	(44,206)	(16,013)	(2,290)
Total operating expenses	(81,358)	(72,506)	(10,369)
Loss from operations	(69,074)	(54,571)	(7,804)
Interest income	2,899	1,582	226
Foreign currency exchange gain (loss)	620	(18)	(3)
Other income, net	1,807	—	—
Loss before provision for income tax and income from equity method investments	(63,748)	(53,007)	(7,581)
Income tax expenses	—		—
Net loss	(63,748)	(53,007)	(7,581)
Net loss available to ordinary shareholders of 17	(63,748)	(53,007)	(7,581)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.15)	(0.09)	(0.01)
Net loss per ADS (Note 2)
Basic and diluted	(7.50)	(4.50)	(0.50)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	433,337,710	568,912,162	568,912,162

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the three months ended December 31,
	2024	2025	2025
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	4,271	1,692	242
Research and development expenses	3,879	2,898	414
General and administrative expenses	15,519	4,332	619
Total	23,669	8,922	1,275

Note 2: Each one ADS represents fifty Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,
	2024	2025	2025
	RMB	RMB	USD
Net Loss	(63,748)	(53,007)	(7,581)
Share-based compensation	23,669	8,922	1,275
Income tax effect	—	—	—
Adjusted net loss	(40,079)	(44,085)	(6,306)

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the year ended December 31,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	189,212	106,024	15,161
Cost of revenues	(120,004)	(55,397)	(7,922)
Gross profit	69,208	50,627	7,239
Operating expenses (Note 1)
Sales and marketing expenses	(76,088)	(83,043)	(11,875)
Research and development expenses	(71,997)	(56,169)	(8,032)
General and administrative expenses	(134,935)	(74,965)	(10,720)
Total operating expenses	(283,020)	(214,177)	(30,627)
Loss from operations	(213,812)	(163,550)	(23,388)
Interest income	16,260	8,655	1,238
Foreign currency exchange gain (loss)	226	(182)	(26)
Other income, net	4,399	661	95
Loss before provision for income tax and income from equity method investments	(192,927)	(154,416)	(22,081)
Income tax expenses	—	—	—
Net loss	(192,927)	(154,416)	(22,081)
Net loss available to ordinary shareholders of 17	(192,927)	(154,416)	(22,081)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.48)	(0.31)	(0.04)
Net loss per ADS (Note 2)
Basic and diluted	(24.00)	(15.50)	(2.00)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	401,923,200	501,449,735	501,449,735

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the year ended December 31,
	2024	2025	2025
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	10,204	7,332	1,048
Research and development expenses	14,656	10,271	1,469
General and administrative expenses	37,057	13,225	1,891
Total	61,917	30,828	4,408

Note 2: Each one ADS represents fifty Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the year ended December 31,
	2024	2025	2025
	RMB	RMB	USD
Net Loss	(192,927)	(154,416)	(22,081)
Share-based compensation	61,917	30,828	4,408
Income tax effect	—	—	—
Adjusted net loss	(131,010)	(123,588)	(17,673)